May 16, 2019

Hamza Abid
Chief Executive Officer
Ghar Inc.
5348 Vegas Drive
Las Vegas, NV 89108

       Re: Ghar Inc.
           Registration Statement on Form S-1
           Filed April 19, 2019
           File No. 333-230956

Dear Mr. Abid:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. Please disclose that Hamza Abid owns 100% of your issued and outstanding common stock and that he will continue to own 70% of your common stock if all the shares of common stock in the offering are sold.
Risk Factors, page 9

2.     Please provide risk factors to address the material risks related to
your business.   Refer to
       Item 503(c) of Regulation S-K.
 Hamza Abid
FirstName LastNameHamza Abid
Ghar Inc.
Comapany NameGhar Inc.
May 16, 2019
Page 2
May 16, 2019 Page 2
FirstName LastName

"Our sole officer and director maintains other business interests...", page 10

3. Please discuss the other business activities of your sole officer and director, and the conflict of interests, if any, that exist in relation to those other activities.
Dilution, page 17

4. Please revise to provide the effective cash contributions of existing shareholders. Refer to
         Item 506 of Regulation S-K.
Description of Business, page 21

5. You state on page 10 that your principal assets and sole officer and director, Hamza Abid, are located outside the United States. Please disclose where your principal assets and Mr.
         Abid are located in this section and and in the risk factor section on page 10.
Certain Relationships and Related Transactions, page 32

6. Please file the subscription agreement as an exhibit to the registration statement.
Security Ownership of Certain Beneficial Owners and Management, page 32

7. Please revise the beneficial ownership table to present Hamza Abid's post-
         offering ownership percentages assuming various levels of completion of the offering.
Exhibits

8. Counsel's signed legality opinion must be filed as an exhibit to the registration statement before it becomes effective. Refer to the Division of Corporation Finance Staff Legal
         Bulletin 19 for guidance. Additionally, please refile your exhibits in the proper text-
         searchable format. Please see Section 5.2.3.5 of the EDGAR Filer Manual (Volume II)
         EDGAR Filing (Version 46) (April 2018) and Item 301 of Regulation S-T. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Hamza Abid
Ghar Inc.
May 16, 2019
Page 3

        You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Craig Wilson,
Senior Staff Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202)
551-3334 or Folake Ayoola, Special Counsel, at (202) 551-3673 with any other questions.



                                                           Sincerely,
FirstName LastNameHamza Abid
                                                           Division of
Corporation Finance
Comapany NameGhar Inc.
                                                           Office of
Information Technologies
May 16, 2019 Page 3                                        and Services
FirstName LastName